th Street
Corporate Office 6625 West 78th Street Suite 300 Minneapolis, MN 55439 Phone: 952-893-3200 Fax: 952-893-0704 www.uhs.com

November 28, 2017

VIA EDGAR

Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:Universal Hospital Services, Inc.

Form 10-K for the Year Ended December 31, 2016 Filed March 13, 2017

File No. 0-20086

Dear Mr. Cash:

This letter sets forth the responses of Universal Hospital Services, Inc. (the “Company”) to the comment letter dated November 15, 2017 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Staff’s review of the Company’s Form 10-K for the year ended December 31, 2016, filed March 13, 2017.

For your convenience, the Staff’s comments have been repeated below in their entirety, with the Company’s response to a particular comment set out immediately underneath it.  The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.

Risk Factors, Page 17

1.  We note your disclosure on page 18 that you have one customer that accounted for 16% of total revenue in 2016. Please furnish the information required by Item 101(c)(vii) of Regulation S-K regarding the name of the customer.

Response:

The customer that accounted for approximately 16% of the Company’s total revenue in 2016 was Memorial Hermann Health System.  In future filings, the Company will furnish the information required by Item 101(c)(1)(vii) of Regulation S-K.

Management’s Discussion and Analysis of financial Condition and Results of Operations

Critical Accounting Policies, Page 30

2.  We note your disclosure which states that all your reporting units had a negative carrying value as of December 31, 2015 and 2016. In order to provide information for investors to assess the probability of a future material impairment charge, pursuant to Item 303(a)(3)(ii) of Regulation S-K, please provide the following disclosures in future filings:

•	State the amount by which reporting unit fair values exceeded the negative carrying values as of the date of the most recent test;
•	Disclose the actual carrying value for each reporting unit;
•	Discuss the methods and quantify key assumptions used in your impairment analysis and also how the key assumptions were determined and the uncertainty associated with key assumptions; and
•	Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:

The Company respectfully acknowledges the Staff’s comment and, in future filings in which it discloses the probability of future material impairment charges for our reporting units, we will (i) state the amount by which reporting unit fair values exceeded the negative carrying values as of the date of the most recent test, (ii) disclose the actual carrying value for each reporting unit, (iii) discuss the methods and quantify key assumptions used in our impairment analysis and also how the key assumptions were determined and the uncertainty associated with key assumptions and (iv) describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect our key assumptions.

In addition, the Company plans to early adopt ASU 2017-04, Simplifying the Test for Goodwill Impairment, for its annual goodwill impairment test effective December 31, 2017. Upon adoption of this new standard, we will furnish the disclosure required under ASC 350-20-50-1 in our future filings.

Consolidated Financial Statements

Note 3 – Acquisitions, Page 96

3.  We note from your disclosure that transaction costs of $1.6 million was included in the total purchase price and allocated to the net assets acquired in connection with the RMS acquisition. Please note that acquisition-related transaction costs should not be included as part of the purchase price but should be expensed as incurred pursuant to ASC 805-10-25-23. Please explain to us your purchase price allocation disclosures or otherwise modify your allocation accordingly.

Response:

The Company acquired RES on November 30, 2016. The cash paid at closing included $1.6 million of acquiree incurred transaction costs as defined by the purchase agreement, including the acquiree’s legal and investment banking fees. The Company paid these costs at closing as part of the purchase price at the direction of the acquiree and as a reduction to the payment to the acquiree’s shareholders.

The Company applied the guidance of ASC 805-10-25-20 to 25-22 and considered the implementation guidance and illustrations starting at ASC 805-10-55-18 to determine what is part of the business combination. The $1.6 million in transaction costs were initiated and incurred by the acquiree for the benefit of the acquiree or its former owners, not the Company. Therefore, these costs were included as part of the business combination transaction.

Transaction costs incurred by the Company related to the RES acquisition were expensed as incurred pursuant to ASC 805-10-25-23.

In future filings, the Company will modify the disclosure to make it clearer that the $1.6 million in transaction costs were incurred by the acquiree and that the acquirer’s transaction costs of $0.3 million were expensed as incurred.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (952) 607-3054.

Very truly yours,
James B. Pekarek Chief Financial Officer
cc:	SiSi Cheng, U.S. Securities and Exchange Commission Kevin Stertzel, U.S. Securities and Exchange Commission Lee Neumann, Esq., Universal Hospital Services, Inc. Christopher J. Bellini, Cozen O’Connor